Fidelity (logo) Investments®	FMR Corp. 82 Devonshire Street Boston MA 02109-3614 617 563 7000

March 19, 2007

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Fidelity Investments Life Insurance Company:
Fidelity Investments Variable Annuity Account I
File No.
Initial Registration Statement on Form N-4

Ladies and Gentlemen:

Pursuant to requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, transmitted herewith on behalf of the Registrant is an initial Registration Statement on Form N-4. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated March 19, 2007, is maintained at the offices of the Depositor.

Please contact the undersigned at (617) 563-0687 or Ted Shea at (617) 563-7326 in connection with any questions regarding this filing.

Very truly yours,

/s/ Tausha Rushton
Tausha Rushton Legal Product Manager